UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IA GLOBAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

44920E 10 4
(CUSIP Number)

Baddas Investments Pty Ltd, ATF Baddas 1 Trust
Level 1, Corporate Centre
2 Corporate Court
Bundall QLD 4217
61-7-5556-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	44920E 10 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baddas Investments Pty Ltd, ATF Baddas 1 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,785,587 SHARES
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 10,785,587 SHARES
	10.	SHARED DISPOSITIVE POWER 0 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,785,587 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (“13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of IA Global, Inc., a Delaware corporation whose principal executive offices are located at 550 N. Reo Street, Suite 300, Tampa, Florida 33609 (the “Issuer”).

This 13D is being filed solely to give notice of the issuance of 10,785,587 shares of common stock to Baddas Investments Pty Ltd, ATF Baddas 1 Trust (“Baddas” or “Reporting Person”) related to the Issuer’s 36% equity investment in Australian Secured Financial Limited and its affiliates, Australian Secured Investments Ltd and ADJ Services Pty Ltd. (collectively, (“ASFL”), which closed on October 19, 2006, and which were issued in exchange for shares of Series A-1 Convertible Preferred Stock on February 7, 2007.

ITEM 2.  IDENTITY AND BACKGROUND.

This 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by Baddas. Baddas is a trust registered in Australia. Baddas is a “Reporting Person” and is an institutional investor or an “accredited investor.”

The principal business address of Baddas is Level 1,Corporate Centre 2, Corporate Court Bundall QLD 4217 Australia.

During the last five years, this Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, this Reporting Person, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

On October 19, 2006, the Issuer closed its 36% equity investment in ASFL. The transaction was structured as a share exchange in which the Issuer issued 4,375 of Series A-1 Convertible Preferred Stock that was exchangeable into 43,750,000 shares of Common Stock upon certain conditions discussed below in exchange for 36% of ASFL’s outstanding common shares. The parties agreed to value the Issuer’s Common Stock at $0.16 per share, which was the closing market price on October 2, 2006 and the day before the signing of the initial term sheet on October 3, 2006. In addition, Issuer paid $250,000 at closing and agreed to pay $125,000 within ninety days of closing and $125,000 within one hundred and eighty days of closing. The total value of the investment totals $7,500,000.

Pursuant to this transaction, Baddas exchanged its 365,143 shares of ASFL for 1,078.5587 shares of the Issuer’s Series A-1 Convertible Preferred Stock, which were exchanged into 10,785,587 shares of Common Stock on February 7, 2007.

The exchange into the Company’s common stock was subject to the earlier of approval of the stockholders of the Company or de-listing from American Stock Exchange (“AMEX”).

On January 29, 2007, the stockholders approved the issuance of Common Stock to the stockholders of ASFL. On February 5, 2007, AMEX approved the 43,750,000 shares for listing.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person has no present intention to sell any shares of Common Stock, although the Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by the Reporting Person.

The Reporting Person does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, except as disclosed in this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Baddas

(a) As of February 7, 2007, Baddas beneficially owned 10,785,587 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock based on total shares of Common Stock outstanding as of February 8, 2007 of 152,915,157.

(b) As February 7, 2007, Baddas, had sole voting power and sole dispositive power with respect to 10,785,587 shares of Common Stock.

(c) Transactions for the 60 days prior to the date of this Schedule 13D:

Transaction Date	Quantity of Common Stock	Type of Transaction	Price Per Share
2/7/2007	10,785,587	Exchange of Preferred Stock into Common Stock	Cashless Exchange

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Reporting Person has not had any contract, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1. Share Exchange Agreement dated October 19, 2006 amongst IA Global, Inc. and ASFL and the selling shareholders of ASFL (included as Exhibit 10.1 to the Issuer’s Form 8-K dated October 24, 2006), and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2007

By:	/s/ J. Arase
Name:	J. Arase

Baddas Pty Ltd, ATF The Baddas Trust

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)